

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2012

<u>Via E-mail</u>
Brett A. Roberts
Chief Executive Officer
Credit Acceptance Corp oration
25505 W. Twelve Mile Road
Southfield, Michigan 48034-8339

Re: **Credit Acceptance Corporation**
Form 10-K
Filed February 24, 2012
File No. 0-20202

Dear Mr. Roberts:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing[s] and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Christian Windsor

                                        Christian Windsor
                                        Special Counsel